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                      March 26, 2012

Dominic Minore
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  RE:
  Special Value Continuation Fund, LLC
  Registration Statement on Form N-2
  File Numbers 333-172669; 811-21936

Dear Mr. Minore:

        Special Value Continuation Fund, LLC (the "Company" or the "Holding Company") has today filed Pre Effective Amendment No. 4 ("Amendment No. 4") to its registration statement initially filed on Form N-2 on March 8, 2011 (the "Registration Statement"). On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 4, together with marked copies of Amendment No. 4 indicating changes to the Registration Statement.

        We are forwarding you Amendment No. 4 in response to the comments that you and Kevin Rupert issued to the Company by phone on March 13, 2012 and March 14, 2012. The comments are set forth below and are followed by the Company's response.

        1.    Comment:    Please confirm that this is the initial public offering of the Company.

        Response:    The Company is currently registered under the Investment Company Act of 1940, as amended, and has not previously registered the offering of any securities under the Securities Act of 1933, as amended. As such, this will be the Company's initial public offering.

        2.    Comment:    Please confirm that Financial Industry Regulatory Authority ("FINRA") has determined that the arrangement between the Company, the Company's investment adviser (the "Adviser") and the underwriters regarding the Adviser agreeing to pay for half of the sales load is acceptable.

Securities and Exchange Commission
March 26, 2012

        Response:    FINRA determined that the fees to be paid to the underwriters is acceptable.

        3.    Comment:    Please confirm that the arrangement for the Adviser to pay for half of the sales load will be filed as an exhibit to a Pre-Effective Amendment to the Registration Statement.

        Response:    The Company confirms that the arrangement for the Adviser to pay for half of the sales load has been filed as an exhibit to Amendment No. 4.

        4.    Comment:    Please confirm that no incentive compensation will be accrued until January 1, 2013.

        Response:    The Company confirms that no incentive compensation will paid or accrued during the fiscal year ending December 31, 2012. All incentive compensation will be based solely on performance subsequent to December 31, 2012 and as a result, will not be accrued until the fiscal year ending December 31, 2013, at the earliest.

        5.    Comment:    Please disclose all conflicts in the Registration statement regarding the Adviser paying for half of the sales load and confirm that the Board of Directors will not use the Advisor's payment of half of the sales load as a reason to re-approve the investment management agreement.

        Response:    The Company has revised the risk factors currently titled "Our Advisor and its partners, officers, directors, stockholders, members, managers, employees, affiliates and agents may be subject to certain potential or actual conflicts of interest in connection with the activities of, and investments by, us." and "Our incentive compensation and our Advisor's agreement to pay half of the sales load for this offering may induce our Advisor to make certain investments, including speculative investments." on page 33 of the prospectus. The company has also made additional disclosure on pages 11, 14, 70 and 79 of the prospectus.

        Furthermore, we note the investment advisory fee and incentive compensation payable by the Company to the Advisor was approved by the Board of Directors and shareholders before the Advisor agreed to pay a portion of the sales load, and therefore was not a factor the Board of Directors considered in its approval of the investment management agreement. The Advisor has confirmed that it will not on its own initiative present its payment of a portion of these expenses to the Board of Directors as a factor to be considered by the Board in connection with the Board of Directors' annual approval of the investment management agreement. With respect to the Board of Directors however, we note that Section 15(c) of the 1940 Act (which is made applicable to business development companies by Section 59 of the 1940 Act) requires the Board of Directors to request and evaluate, and requires the Adviser to furnish to the Board of Directors, such information as may reasonably be necessary to evaluate the terms of the investment management agreement and the Adviser cannot limit what the Board of Directors considers in connection with its approval of the investment management agreement.

        6.    Comment:    The Registrant has disclosed its IRR for its predecessor entity from 2002-2006. Please disclose IRR for the Registrant during the period from 2006 to present.

        Response:    The Company has revised disclosure accordingly on pages 8 and 23 of the prospectus.

        7.    Comment:    Please confirm Brown Gibbons Lange & Company provided consent to being quoted in the prospectus.

        Response:    The Company confirms it has received consent to the use of Brown Gibbons Lange & Company's information.

        8.    Comment:    Please confirm that the cover page is 10 point font.

        Response:    The Company confirms the font size on the cover page is at least 10 point font.

*        *        *        *

Securities and Exchange Commission
March 26, 2012

        The Holding Company and the Operating Company acknowledge that:

        1.     the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

        2.     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        3.     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        4.     the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company intends to commence its offering promptly following the filing today.

Very truly yours,
/s/ Richard T. Prins Richard T. Prins